OROPLATA RESOURCES, INC.

#3 – 7 San Marcos
Puerto Plata, Dominican Republic
October 11, 2013
Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.,
Washington, D.C., 20549

Re:         Oroplata Resources, Inc.
Registration Statement on Form S-1
File No.  333-188752

Attention: Ms. Erin Wilson

Dear Ms. Wilson:

Oroplata Resources, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Wednesday, October 16, 2013, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Oroplata Resources, Inc.

“Hilario Santos Sosa”
Hilario Santos Sosa
President, Chief Executive Officer
and Director